[The Republic of Korea Letterhead]

August 7, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Republic of Korea

Post-effective Amendment No. 2 to

Registration Statement Under Schedule B

U.S. Securities and Exchange Commission File No. 333-231096

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m. on Monday, August 10, 2020, or as soon thereafter as practicable.

Very truly yours, THE REPUBLIC OF KOREA

By:	/s/ Hyunjoon Joo
Name:	Hyunjoon Joo
Title:	Director of International Finance Division